Exhibit 7(c)1.



                          FOR IMMEDIATE RELEASE

           CHIQUITA EXPECTS UNUSUAL CHARGES AND NON-RECURRING

                        LOSSES FOR THIRD QUARTER


CINCINNATI, OHIO, October 10, 1994 -- Chiquita Brands International, Inc. announced today that its results for the quarter ended September 30, 1994 will include unusual charges and non-recurring losses totaling approximately $50 million ($1.00 per share). Aside from these items, Chiquita expects to report a loss for the third quarter during this seasonally low period for worldwide banana pricing.

     The unusual charges and non-recurring losses primarily result from:

. the shutdown of over 1,200 hectares of low productivity Honduran banana farms following an unusually severe strike and, at its remaining Honduran farms, the chopback of cultivations weakened during the strike. The Company undertook these extraordinary measures to optimize the future economic yield and quality of its Honduran banana production. Chiquita expects to recommence banana exports from its Honduran farms around year-end.

. the substantial reduction of the Company's Japanese "green" banana trading operations. Poor local market conditions, and the desire to eliminate related losses, contributed to the Company's decision to significantly scale back this portion of its business.

Chiquita indicated that it will remain active in the Japanese banana market primarily through its existing banana ripening operations and value-added distribution network.

Final results for the third quarter are expected to be reported on or about November 1, 1994.

Chiquita is a leading international marketer, processor and producer of quality fresh and prepared food products.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Joseph W. Hagin    (513) 784-8866